Exhibit 99.1

DIALECTIC CAPITAL ISSUES PUBLIC LETTER ANNOUNCING INTENTION TO VOTE AGAINST OPENTEXT’S ACQUISITION OF COVISINT

Believes Proposed Acquisition Significantly Undervalues Covisint Shares

Norwalk, CT – July 19, 2017 – Dialectic Capital Management, LLC, one of the largest shareholders of Covisint Corporation (“Covisint” or the “Company”) (NASDAQ:COVS), with beneficial ownership of approximately 7.7% of the Company’s outstanding shares, today issued a public letter to Covisint shareholders announcing its intention to vote AGAINST the proposed acquisition of Covisint by Open Text Corporation at the Company’s upcoming special meeting of shareholders to be held on July 25, 2017. The full text of the letter is included below.

July 19, 2017

Dear Fellow Covisint Shareholders:

Dialectic Capital Management, LLC (together with its affiliates, “we”) is one of the largest shareholders of Covisint Corporation (“Covisint” or the “Company”), with ownership of approximately 7.7% of the Company’s outstanding shares. As one of the Company’s largest shareholders, we feel obligated to state our intention to vote AGAINST the proposed acquisition of Covisint by Open Text Corporation (“OpenText”) at the Company’s upcoming special meeting of shareholders to be held on July 25, 2017. Following years of mismanagement under the leadership of the board of directors (the “Board”) and management team resulting in a depressed valuation, we believe it is wholly irresponsible for the Company to be sold now after posting its first quarter of profits.

Plain and simple, we believe the $2.45 per share price that is being offered to Covisint shareholders is completely inadequate. The current offer is seemingly representative of a company in secular decline with no growth opportunities, low margins and no proprietary technology – none of which is the case with Covisint. Even using the “cherry-picked” multiples the Company’s own financial advisor, Evercore Group L.L.C. (“Evercore”), used in the Company’s proxy statement for comparison, the multiple of Covisint’s acquisition looks out of place:

Company Name	Total Enterprise Value to 2017 Estimated Revenue
Brightcove Inc.	1.26x
eGain Corporation	1.04x
Guidance Software, Inc.	1.91x
Jive Software, Inc. (Acquired on 6/13/17)	1.46x
Marin Software Incorporated	0.20x

Mean	1.17x
Median	1.26x

Covisint	1.00x

Based on Evercore’s own analysis, it appears that Covisint was practically given away. In its analysis, Evercore determined that the median enterprise value/revenue multiple for public comparable companies was 1.25x and 1.7x for recent similar transactions. Given Covisint’s enterprise value is approximately $69.7 million and management’s estimated 2017 revenue of $70 million, the current offer of $2.45 represents an enterprise value to revenue multiple of approximately 1x. Using the median multiples of 1.25x and 1.7x calculated by Evercore generates per share prices of $2.88 and $3.65, representing premiums of 18% and 49%, respectively, to the current offer of $2.45.

In addition to our concern with the enterprise value/revenue multiple for the proposed transaction, we are troubled by the discounted cash flow analysis generated by Evercore based on management’s long term projections. The assumptions in the analysis seem illogical and manufactured to yield the desired outcome of a sale. Even in the “Sensitized Projections,” where the business is run to maximize cash flow, revenues show slight growth, but Evercore assumes a negative perpetual growth rate. We are unable to reconcile any of management’s projections with the assumptions used to derive the multiples for the sale price. The current multiple also represents just over 1x recurring revenue, which is unjustifiably low in our view as it is difficult to find any software companies that have sold with that low of a multiple.

We believe Covisint participates in one of the most exciting areas of tech, and if it is able to execute on any of management’s internal projections, the justified EV/EBITDA multiple would be well above 10x. If the Company does roughly $20 million of EBITDA and is able to generate some revenue growth, as detailed in the “Sensitized Projections,” then applying a 10x EV/EBITDA multiple results in a stock price of $5. Even discounted back to present value, this results in a per share value well above the current offer. If revenue growth is in line with the “Base Case Projections” (i.e. much higher), then we believe an even higher multiple would be justified. How can the Board recommend an offer representing an EV/EBITDA multiple of roughly 3.5x?

Further supporting our decision to vote against the proposed acquisition by OpenText is OpenText’s own guidance to the street following the announcement of the deal. OpenText indicated that the acquisition of Covisint would be 2% accretive in the upcoming fiscal year ending June 2018. This implies around $13 million of acquired net income for which it is paying $70 million. Notwithstanding our beliefs that the implied income is conservative and there are obvious synergies through which it could be further improved, to be able to acquire a viable tech business for roughly five times net income is absurd. We believe OpenText is getting a sweetheart deal that significantly undervalues Covisint shares.

The real tragedy is that after rejecting an offer in the range of $3.00 to $3.75 per share bid last spring and subsequently resisting efforts by shareholders to improve the Company, the Board elected to accept a 27% lower bid at the same time the Company posted a profitable quarter. This decision-making process calls into question the fitness of the members of the Board to continue to serve as fiduciaries of the Company’s shareholders.

Under the right leadership, we believe there is a viable path forward for the Company that is more attractive than the current offer. If the Company were to focus its sales efforts on the auto end market with an emphasis on existing customers, adjust its cost structure to be run profitably and look to grow responsibly either through small acquisitions or internal development, we believe the Company could be sold in the future for a much higher price. More specifically, we believe that using a business plan similar to the Company’s “Sensitized Projections,” the Company could generate meaningful cash flows in short order. Profitable businesses attract both talented employees and customers. The cash generated could be used to examine and potentially acquire small companies within the growing internet of things, supply chain management and automotive software spaces. Moreover, the Company’s NOL of around $20 million would shelter early profits.

Once the Company has proven its ability to generate a sustainable profit, if it is unable to find a reasonable growth opportunity, then it should go through a similar sales process to try and maximize shareholder value. We do not believe that a sale now at the proposed price is advisable as we believe it significantly undervalues the Company’s prospects.

To protect the value of our investment and preserve the flexibility to effect a leadership change at the Company, we intend to vote AGAINST the proposed acquisition of Covisint by OpenText. Had it not been for the standstill provisions contained in our prior agreement with the Company, we would have stated our opposition to the proposed transaction long ago. With the standstill now behind us, we are free to take any and all action that we believe is necessary to protect the value of our investment – something we fully intend to do.

Sincerely,

/s/ John Fichthorn

John Fichthorn

Dialectic Capital Management, LLC

Contact:

John Fichthorn, (212) 230-3230

PLEASE NOTE: Dialectic Capital Management, LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.